UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 811-21834

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
           [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR [X] Form N-CSR

                       For Period Ended: December 31, 2009


                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

                       [ ] Transition Report on Form 10-Q

                       [ ] Transition Report on Form N-SAR

                For the Transition Period Ended: _______________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION


                           York Enhanced Strategies Fund, LLC
         ---------------------------------------------------------------
                            (Full Name of Registrant)


         ---------------------------------------------------------------
                           (Former Name if Applicable)

                                767 Fifth Avenue, 17th Floor
         ---------------------------------------------------------------
                     (Address of Principal Executive Office)

                              New York, NY 10153-0023
         ---------------------------------------------------------------
                           (City, State and Zip Code)

                       PART II - RULES 12b-25 (b) AND (c)

         If the subject report could not be filed out without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K or 10-KSB, Form 20-F, Form 11-K, Form
                  N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB or subject distribution report or 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form N-CSR for the annual period ended December 31, 2009 on the prescribed due date without unreasonable effort or expense because the Company is waiting on the completion of valuations with respect to certain of its investments in its portfolio that are not publicly traded. Completion of the valuations is taking longer than the Company had originally expected. Once the valuations are finalized, the Company will be able to complete its audit for the year ended December 31, 2009. The Company's Form N-CSR will be filed as soon as practicable and in any event prior to the fifteenth calendar day following the prescribed due date.


                           PART IV - OTHER INFORMATION

(a) Name and telephone number of persons to contact in regard to this notification.

             Adam J. Semler               212                 300-1300
         ---------------------     ---------------      ------------------
                (Name)               (Area Code)        (Telephone Number)

(b) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

The Company's Form N-SAR for the period ended December 31, 2009 has not yet been filed. On March 1, 2010, the Company filed a notification of late filing on Form 12b-25 with respect to its Form N-SAR.

(c) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or in the portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.




                           York Enhanced Strategies Fund, LLC
         ---------------------------------------------------------------
        	(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 11, 2010               /s/ Adam J. Semler
                                   -------------------------
                                   Name: Adam J. Semler
                                   Title: Chief Financial Officer & Secretary